Exhibit 99.4

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Chinalco Rio Tinto Exploration cleared to start business in China

25 November 2011

The Rio Tinto and Chinalco joint venture (JV) for exploration in China – Chinalco Rio Tinto Exploration Co. Ltd. (CRTX) – has been officially registered as a business in China.

The registration, approved by China’s Industrial and Commercial Administration, clears CRTX to start conducting its business in China and exploring mineral deposits.

The JV’s initial priority will be exploring for copper, with plans to expand into coal and potash in the future.

Rio Tinto managing director China Ian Bauert said “Getting the green light for CRTX to start operations is a major milestone in the expanding partnership between Rio Tinto and Chinalco. The JV has the potential to create valuable opportunities for both parties.

“China is a vast country rich in minerals and it has the geological pedigree to produce significant world-class deposits. Exploration work carried out over past decades is a rich source of data and experience on which to build. With Rio Tinto’s industry-leading technology and global mining experience, the exploration JV will be able to drawn on the two parties’ strengths to achieve our common goal.”

CRTX chairman Wang Dongsheng said “This is a significant step for Chinalco and Rio Tinto’s cooperation, and establishing CRTX is a major move by Chinalco to implement its strategic transformation.

“Chinalco is comprehensively promoting the new mechanism of geological prospecting as it aligns with initiatives from the Ministry of Land and Resources. Drawing on the integrated advantages of Chinalco and Rio Tinto as well as China and the West in resources exploration, the JV will focus on prospecting and deep exploration of metallogenic belts in a complex landscape. It will also use world-class mining resources to mutually develop and enhance China’s domestic resources supply capabilities.”

Rio Tinto and Chinalco signed the official JV exploration agreement in June 2011.

Chinalco holds a 51 per cent interest in the JV and Rio Tinto holds a 49 per cent interest. Chinalco nominates three directors including the chairman. Rio Tinto appoints the chief executive officer and two directors.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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